UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 11, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         806,662
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    806,662
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             806,662
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.2%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold-Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $184,855.34 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person is the largest outside shareholder of Scott's Liquid Gold. He has acquired the shares for investment purposes.

     On June 6, 2013, the reporting person submitted a letter (via e-mail) to the SLGD Board of Directors (see Exhibit #1). In the letter, the reporting person made a formal "books and records" request, under the Colorado Business Corporation Act. The reporting person seeks to review board and Special Committee minutes (if any), from 1999-2001, and 2010 to date, related to discussions of interest in purchasing the company, or formal bids received. (The reporting person has not received a response from the company, yet.)

     Over the years, the reporting person has received reports from SLGD suitors, in which the CEO has indicated a "fantasy valuation" of $100+ million for the company, an outrageous number having no foundation in reality. The reporting person believes the CEO has used these tactics to "scare off" potential bidders, so that the CEO can maintain his licentious employment sinecure, and his spouse's nepotistic sinecure. As SLGD's largest outside shareholder, the reporting person seeks to secure and protect his investment in the company, from a board that has shown a distinct lack of concern, over a disturbing pattern of "self-dealing" on the part of the CEO. As the board refused to allow a new independent member to be placed on it (per the reporting person's request), 3 years ago, sourced from the outside shareholder base directly, the reporting person, and all outside shareholders, have been left "on the outside looking in." Meanwhile, a nakedly self-interested founding family scion, CEO Mark Goldstein, continues to "have his way" with Scott's Liquid Gold, despite that CEO having caused the company to suffer net losses for 10 CONSECUTIVE YEARS, AND 14 OUT OF THE LAST 15 YEARS. This is unconscionable.

     Separately, but also on June 6, 2013, the reporting person engaged in a phone conversation with CEO Mark Goldstein, in which the reporting person offered to purchase all of the common shares of the company held by Mr. Goldstein, at a purchase price of 50 cents per share. (The proposed purchase was conditioned upon the company waiving its 15% "poison pill.") Mr. Goldstein declined the offer. The reporting person made the offer, because he believes the board, in a false, misleading, and malicious fashion, attempted to paint this long term (5 1/2 year) shareholder as a short-term "opportunist," in a letter to the reporting person, filed in an 8-K dated June 5th, 2013. The reporting person wrote a response to the 8-K letter, dated June 10, 2013. (See Exhibit #2.)

     The reporting person believes the board continues to evidence that its primary imperative is the protection of CEO Mark Goldstein's and his spouse's sinecures with the company, and that the board has no interest in maximizing value for ALL stockholders. Consequently, the reporting person believes the board continues to dissemble, hiding behind the "business judgement rule," and facilitating the maintenance of Mr. Goldstein's outrageous 22 year record of wanton value destruction, incompetence, nepotism, and self-entrenchment as CEO.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 10, 2013, the reporting person has sole voting and dispositive power over 806,662 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 1st quarter 2013 Form 10-Q, as of May 13, 2013 there were 11,201,622 common shares outstanding. The reporting person is therefore deemed to own 7.2% of the company's common stock. Transactions effected by the reporting person, since the previous 13D Amendment #4, in the last 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

None


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Books and records request to the SLGD board dated June 6, 2013.

Exhibit #2:  Letter to the SLGD board dated June 11, 2013.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/11/13
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor